SHIP LOGO  VANGUARD(R)

                                                    P.O. Box 2600
                                                    Valley Forge, PA 19482-2600

                                                     610-669-1538
                                                     Judy_L_Gaines@vanguard.com


December 20, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Quantitative Funds


Dear Mr. Sandoe,

         The following responds to your comments of December 18, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 31 that was filed on November 1, 2006.


Comment 1:        Prospectus - Risk/Return Summary
--------------------------------------------------
Comment:          Include the Structured Large-Cap Value Fund's policy of
                  investing at least 80% of its assets in large-cap stocks in the risk/return summary.

Response:         While the Fund does have such a policy, we do not plan to
                  include related disclosure in the risk/return summary. Since that placement is not required by Form N-1A, we prefer to keep the 80% policy in our Item 4 disclosure.

Comment 2:        Prospectus - Performance/Risk Information
-----------------------------------------------------------
Comment:          Clarify that performance information for the Structured Large
                  Cap Value Fund's predecessor trust isn't available for a full calendar year given its January 19, 2006 inception date.

Response:         As I noted on the phone, the inception date for the
                  predecessor trust is actually December 15, 2005, so we will present a full calendar year of performance in the Fund's Item
                  2 disclosure.

Comment 3:        SAI - Investment Limitations
----------------------------------------------
Comment:          In this section of the SAI, please clarify that while the SAI states that compliance with investment limitations is measured at the time securities are purchased, compliance with the borrowing limitation is measured on an ongoing basis.

Christian Sandoe, Esq.
December 20, 2006
Page 2

Response:         We will make the requested modification.

Comment 4:        Prospectus and SAI - Throughout the N-1A
----------------------------------------------------------
Comment:          Include updated financial information for the registrant's existing series as necessary.

Response:         We will include updated financial information as necessary.


Comment 5:        Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department